SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

EP MEDSYSTEMS, INC.

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

26881-P-103

(CUSIP Number)

Joanne R. Soslow, Esq.

Morgan, Lewis & Bockius LLP

1701 Market Street

Philadelphia, PA 19103-2921

(215) 963-5000

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

April 8, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box    ☐

(Page 1 of 7 Pages)

CUSIP No. 26881-P-03	SCHEDULE 13D	Page 2 of 7 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). David A. Jenkins
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 2,092,784 Shares*
8. Shared Voting Power 701,200 Shares**
9. Sole Dispositive Power 2,092,784 Shares*
10. Shared Dispositive Power 701,200 Shares**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,793,984 Shares*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 9.2%
14.	Type of Reporting Person (See Instructions) IN

* Includes 372,000 shares issuable upon exercise of fully vested options. Also includes 160,000 shares held by Mr. Jenkins as trustee for the Dalin Class Trust, 47,500 shares held by Mr. Jenkins’ wife and 20,000 shares held by Mr. Jenkins’ children or Mr. Jenkins’ wife as custodian for his children. Also includes 617,284 shares purchased on March 27, 2006 by FatBoy Capital, LP. Mr. Jenkins is a managing member of FatBoy Capital’s general partner. Mr. Jenkins disclaims beneficial ownership of (i) 47,500 shares held by his wife, (ii) 20,000 shares held by his wife as custodian for his children.

**Includes 701,200 shares held jointly by David A. Jenkins and Linda A. Jenkins.

CUSIP No. 26881-P-03	SCHEDULE 13D	Page 3 of 7 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Linda A. Jenkins
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 2,092,784 Shares*
8. Shared Voting Power 701,200 Shares**
9. Sole Dispositive Power 2,092,784 Shares*
10. Shared Dispositive Power 701,200 Shares**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,793,984 Shares*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 9.2%
14.	Type of Reporting Person (See Instructions) IN

* Includes 372,000 shares issuable to Mrs. Jenkins’ husband, David A. Jenkins upon exercise of fully vested options. Also includes 160,000 shares held by Mr. Jenkins as trustee for the Dalin Class Trust and 20,000 shares held by Mrs. Jenkins as custodian for Mr. and Mrs. Jenkins’ children. Also includes 617,284 shares purchased on March 27, 2006 by FatBoy Capital, LP. Mr. Jenkins is a managing member of FatBoy Capital’s general partner. Mrs. Jenkins disclaims beneficial ownership of (i) 372,000 shares issuable to David A. Jenkins upon exercise of fully vested options, (ii) 160,000 shares held by Mr. Jenkins as trustee for the Dalin Class Trust and (iii) 617,284 shares held by FatBoy Capital, LP.

**Includes 701,200 shares held jointly by David A. Jenkins and Linda A. Jenkins.

CUSIP No. 26881-P-03	SCHEDULE 13D	Page 4 of 7 Pages

This Amendment No. 2 amends and restates in its entirety the Schedule 13D dated March 28, 2001, as amended by Schedule 13D/A dated July 1, 2005 (together, the “Schedule 13D”) filed by David A. Jenkins, Cardiac Capital, LLC, Rollins Investment Fund, R. Randall Rollins and Gary W. Rollins, with respect to the common stock, without par value per share (the “Common Stock”) of EP MedSystems, Inc., a New Jersey corporation (“EP MedSystems”).

Item 1. Security and Issuer

This statement relates to the common stock, no par value, of EP MedSystems, Inc. The principal executive office of EP MedSystems is located at:

575 Route 73 N, Building D

West Berlin, NJ 08091

Item 2. Identity and Backgroud

(a) This statement is filed by David A. Jenkins and Linda A. Jenkins.

(b) The address of David A. Jenkins and Linda A. Jenkins is c/o EP MedSystems, Inc, 575 Rte. 73 N., West Berlin, N.J. 08091.

(c) David A. Jenkins is Chairman of the Board of EP MedSystems, Inc, 575 Rte. 73 N., West Berlin, N.J. 08091.

(d) During the past five years, none of individuals set forth in Item 2(a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the individuals set forth in Item 2(a) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

(f) Each individual set forth in Item 2(a) above is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

On March 28, 2001, Cardiac Capital, LLC (“Cardiac Capital”) acquired 1,500,000 shares of common stock of EP MedSystems for $1.99 per share and a warrant to purchase 750,000 additional shares of common stock at a price of $0.02 per share pursuant to an Amended and Restated Common Stock and Warrant Purchase Agreement, dated as of February 16, 2001, by and among EP MedSystems, Cardiac Capital and one other purchaser. On July 1, 2005, Cardiac Capital distributed all of the shares and warrants to its members for no additional consideration, in a pro rata distribution. In the distribution, David A. Jenkins each received 750,000 shares of common stock and a warrant to purchase 375,000 shares of common stock

CUSIP No. 26881-P-03	SCHEDULE 13D	Page 5 of 7 Pages

with the exercise price of $4.00 per share. From August 17 to August 31, 2001, Mr. Jenkins made open market purchases totaling 14,000 shares, for investment purposes, at prices ranging from $1.60 to $2.00 per share, for a total consideration of $25,176. In connection with Mr. Jenkins’ services to EP MedSystems as Chairman of the Board of Directors, he was granted the following options to purchase shares of EP MedSystems: (i) options to purchase 60,500 shares at an exercise price of $2.67, (ii) options to purchase 70,000 shares at an exercise price of $2.20, (iii) options to purchase 121,000 shares at an exercise price of $2.90, (iv) options to purchase 60,500 shares at an exercise price of $2.67, and (v) options to purchase 60,000 shares at an exercise price of $1.77. Mr. Jenkins acquired 96,000 shares of EP MedSystems upon the exercise of options whose exercise price was $2.20 per share. On March 27, 2006, FatBoy Capital, LP purchased 617,284 shares of EP MedSystems. Mr. Jenkins is a managing member of FatBoy Capital’s general partner. Mrs. Jenkins acquired 47,500 shares of EP MedSystems as a gift from Mr. Jenkins. Mr. and Mrs. Jenkins acquired 701,200 shares of EP MedSystems jointly as original issue shares of EP MedSystems.

Item 4. Purpose of Transaction

EP MedSystems has entered into an Agreement and Plan of Merger, dated as of April 8, 2008 (the “Merger Agreement”), with St. Jude Medical, Inc., a Minnesota corporation (“St. Jude Medical”), and Epicurus Merger Corporation, a New Jersey corporation and wholly owned subsidiary of St. Jude Medical (“Merger Sub”), pursuant to which Merger Sub will merge with and into EP MedSystems with EP MedSystems as the surviving corporation (the “Merger”). In accordance with the Merger Agreement, following the Merger, EP MedSystems will be merged with and into another wholly owned subsidiary of St. Jude Medical, with such wholly owned subsidiary continuing as the surviving entity.

In connection with the Merger Agreement, Mr. and Mrs. Jenkins executed a Voting Agreement, dated as of April 8, 2008, pursuant to which they agreed, subject to certain conditions, to vote substantially all their shares of EP MedSystems in favor of the adoption of the Merger Agreement and the transactions contemplated thereby and against any other acquisition proposal and any action that could reasonably be expected to impede, interfere with, delay, postpone or adversely affect the Merger or any of the transactions contemplated thereby or result in a breach in any material respect of any covenant, representation or warranty or other obligation or agreement of EP MedSystems under the Merger Agreement. Mr. and Mrs. Jenkins also agreed not to solicit any other acquisition proposals, or to discuss, endorse or enter into any agreement with respect to any other acquisition proposal. The Voting Agreement terminates upon the earliest of (a) the effective time of the Merger, (b) the termination of the Merger Agreement or (c) written notice of termination of the Voting Agreement by St. Jude Medical to Mr. and Mrs. Jenkins.

The foregoing descriptions of the Merger Agreement and Voting Agreement do not purport to be complete and are qualified in their entirety by reference to such agreements. The Voting Agreement is filed as Exhibit 1 hereto. The Merger Agreement, listed as Exhibit 2 hereto, is incorporated by reference to Exhibit 2.1 of EP MedSystems’ Current Report on Form 8-K filed on April 11, 2008.

CUSIP No. 26881-P-03	SCHEDULE 13D	Page 6 of 7 Pages

Item 5. Interest in Securities of the Issuer

The responses set forth in Items 7-13 of the cover page to this Schedule 13D/A with respect to shares of EP MedSystems beneficially held by Mr. Jenkins and Mrs. Jenkins are incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings, or Relationships With Respect to Securities of the Issuer.

In connection with the Merger Agreement, Mr. and Mrs. Jenkins entered into the Voting Agreement, which is described in Item 4 above and incorporated herein by reference. The Voting Agreement is filed as Exhibit 1 hereto.

Item 7. Materials to be Filed as Exhibits.

1. Voting Agreement, dated as of April 8, 2008, by and among St. Jude Medical, Inc., David A. Jenkins and Linda A. Jenkins – filed herewith.

2. Agreement and Plan of Merger, dated as of April 8, 2008, by and among EP MedSystems, Inc., St. Jude Medical, Inc. and Epicurus Merger Corporation – Incorporated by reference to Exhibit 2.1 on EP MedSystems’s Current Report on Form 8-K filed April 11, 2008.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ David A. Jenkins
David A. Jenkins

/s/ Linda A. Jenkins
Linda A. Jenkins